UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

BREEZE-EASTERN CORPORATION

(Name of Subject Company)

BREEZE-EASTERN CORPORATION

(Name of Persons Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

106764103

(CUSIP Number of Class of Securities)

Mark M. McMillin

General Counsel and Corporate Secretary

Breeze-Eastern Corporation

35 Melanie Lane

Whippany, New Jersey, 07981

Telephone: (973) 602-1001

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

COPIES TO:

Mitchell S. Presser, Esq.

Doug Bacon, Esq.

Freshfields Bruckhaus Deringer US LLP

601 Lexington Avenue

New York, NY 10022

(212) 277-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits attached hereto, this “Schedule 14D-9”) relates is Breeze-Eastern Corporation, a Delaware corporation (the “Company”). The address of the Company’s principal executive office is 35 Melanie Lane, Whippany, New Jersey 07981. The telephone number of the Company’s principal executive office is (973) 602-1001.

Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.01 per share (the “Company Shares”). As of the close of business on December 2, 2015, the last business day prior to the date of this Schedule 14D-9, there were 9,916,242 Company Shares issued and outstanding. In addition, 1,163,500 Company Shares were reserved for issuance upon the exercise of Company stock options and 169,232 Company Shares were reserved for issuance pursuant to the Company’s plans providing for the grant of equity-based awards to directors, officers, employees or other service providers, consisting of 81,380 Company Shares reserved under the Company’s 2006 Long-Term Incentive Plan and 87,852 Company Shares reserved under the Company’s 2012 Incentive Compensation Plan.

Item 2. Identity and Background of Filing Person

Name and Address

The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1 above under the heading “Name and Address.”

Tender Offer

This Schedule 14D-9 relates to the tender offer by Hook Acquisition Sub Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of TransDigm Group Incorporated, a Delaware corporation (“Parent”), to purchase all of the issued and outstanding Company Shares other than any Company Shares that are owned immediately prior to the commencement of the Offer (as defined below) by Parent, Purchaser, the Company or any wholly owned subsidiary of Parent or the Company or held by Company stockholders who are entitled to demand, and who properly demand, appraisal rights under Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”), at a purchase price of $19.61 per Company Share (the “Offer Price”), net to the seller thereof in cash, subject to withholding of taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 3, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in the Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on December 3, 2015. The Offer to Purchase and a form of the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, hereto and are incorporated by reference herein.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 18, 2015, by and among Parent, Purchaser and the Company (as it may be amended or supplemented from time to time, the “Merger Agreement”). The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the DGCL, Purchaser will be merged with and into the Company (the “Merger”). Following the consummation of the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) as an indirect wholly owned subsidiary of Parent. The Merger will be effected under Section 251(h) of the DGCL, which provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiror holds at least the amount of shares of each class of stock of the acquired corporation that would otherwise be required to approve a merger of the acquired corporation, and the stockholders that did not tender their shares in the tender offer receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the stockholders of the acquired corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL.

The closing of the Offer is subject to the satisfaction or waiver of certain closing conditions as further described in the Offer to Purchase, including, without limitation, the valid tender of the number of Company Shares that, when added to the Company Shares beneficially owned by Parent and its subsidiaries (if any), would represent a majority of the Company Shares then outstanding, determined on a fully diluted basis.

Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934) the Offer on December 3, 2015. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer shall initially be scheduled to expire at 12:00 midnight, New York City time, at the end of the day on December 31, 2015.

The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the descriptions contained in the Offer to Purchase, the Letter of Transmittal and the Merger Agreement, which are filed as Exhibits (a)(1)(A), (a)(1)(B) and (e)(1), respectively, hereto and are incorporated by reference herein.

Parent has formed Purchaser for the purpose of effecting the Offer and the Merger. The Offer to Purchase states that Parent’s and Purchaser’s principal executive offices are located at 1301 East Ninth Street, Suite 3000, Cleveland, Ohio, 44114. Their telephone number at this location is (216) 706-2960.

The Company has made information relating to the Offer available online at breeze-eastern.com and the Company has filed this Schedule 14D-9 and Parent and Purchaser have filed the Schedule TO with the SEC, and these documents are available free of charge at the website maintained by the SEC at www.sec.gov.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

Except as described in this Schedule 14D-9 or as incorporated by reference, to the knowledge of the Company as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflict of interest between the Company or its affiliates, on the one hand, and (1) the Company, its executive officers, directors or affiliates or (2) Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand.

Arrangements with Purchaser and Parent

Merger Agreement

The summary of the Merger Agreement contained in the Offer to Purchase in Section 12 under the heading “Merger Agreement” and the description of the conditions to the Offer contained in the Offer to Purchase are incorporated by reference herein. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit (e)(1) and is incorporated herein by reference. The representations, warranties and covenants of each party set forth in the Merger Agreement (i) have been made solely for the benefit of the parties to the Merger Agreement, (ii) may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and (iii) may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. In addition, such representations and warranties (a) will not survive consummation of the Merger and cannot be the basis for any claims under the Merger Agreement by the other party after termination of the Merger Agreement, except as a result of willful or intentional breach, and (b) were made only as of the date specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding the Company or Parent, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Merger Agreement, the Offer, the Merger, the Company, Parent, their respective affiliates and their respective businesses, included in reports, statements and other filings that the Company and Parent make with the SEC.

Nondisclosure Agreement

The Company and Parent entered into a non-disclosure agreement, dated August 29, 2015 (the “Nondisclosure Agreement”), pursuant to which, among other things, Parent agreed, subject to certain exceptions, to keep confidential certain non-public information about the Company in connection with the consideration of a potential negotiated transaction between the parties. The summary of the Nondisclosure Agreement contained in the Offer to Purchase in Section 12 under the heading “Nondisclosure Agreement” is incorporated by reference herein.

The foregoing description of the Nondisclosure Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Nondisclosure Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated by herein by reference.

Support Agreements

Concurrently with the execution and delivery of the Merger Agreement, Parent and Purchaser entered into tender and support agreements, dated November 18, 2015 (the “Support Agreements”) with stockholders of the Company affiliated with Tinicum Incorporated (“Tinicum”) and Wynnefield Capital, Inc. (“Wynnefield”) solely in their respective capacities as stockholders of the Company (the “Stockholders”), pursuant to which the Stockholders have agreed to tender all Company Shares beneficially owned by the Stockholders in the Offer and otherwise support the transactions contemplated by the Merger Agreement. The Support Agreements terminate upon certain events, including any termination of the Merger Agreement in accordance with its terms and upon a Change of Recommendation made in accordance with the terms of the Merger Agreement. In such case, any shares tendered by the Stockholders would be returned to the Stockholders. The summary of the Support Agreements contained in the Offer to Purchase in Section 12 under the heading “Tender and Support Agreements” is incorporated herein by reference.

The foregoing description of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreements, which are filed as Exhibit (e)(3) and Exhibit (e)(4) hereto and are incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of the Company

The Company’s executive officers and members of the Company’s board of directors (the “Company Board”) may be deemed to have certain interests in the Offer and the Merger and related transactions that may be different from or in addition to those of the Company stockholders generally. The Company Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and related transactions.

Consideration for Company Shares Tendered Pursuant to the Offer

If the directors and executive officers of the Company who own Company Shares tender their Company Shares for purchase pursuant to the Offer, they will receive the same Offer Price on the same terms and conditions as the other stockholders of the Company. As of the close of business on December 2, 2015, the last business day prior to the date of this Schedule 14D-9, as set forth in the table below, the directors and executive officers of the Company and their affiliates beneficially owned in the aggregate 2,492,522 Company Shares, which for purposes of this subsection excludes any Company Shares issuable upon exercise or settlement of each outstanding option to purchase Company Shares, whether or not vested or exercisable (each, a “Company Option”), and any Company Share subject to time or performance-based vesting conditions (each, a “Company Restricted Share”) held by such individuals. If the directors and executive officers and their affiliates were to tender all of such Company Shares pursuant to the Offer and those Company Shares were accepted for purchase and purchased by Purchaser, the directors and executive officers and their affiliates would receive an aggregate of $48,878,357 in cash, without interest, less any required withholding taxes. For a description of the treatment of Company Options and Company Restricted Shares held by the directors and executive officers of the Company, see below under the heading “—Merger Agreement—Effect of the Merger on Equity-Based Awards.”

The following table sets forth, as of the close of business on December 2, 2015, the last business day prior to the date of this Schedule 14D-9, the cash consideration that each executive officer and director and his or her affiliates would be entitled to receive in respect of outstanding Company Shares beneficially owned by him, her or it (excluding Company Shares underlying Company Options and Company Restricted Shares), assuming such individual or his or her affiliate were to tender all of his, her or its outstanding Company Shares pursuant to the Offer and those Company Shares were accepted for purchase and purchased by Purchaser.

Name	Number of Shares		Consideration Payable in Respect of Shares
Executive Officers
Brad Pedersen	13,353		$261,852
Serge Dupuis	—		$—
Mark M. McMillin	—		$—
Non-Employee Directors
William T. Crosby	—		$—
Robert J. Kelly	13,601	(1)	$266,716
Nelson Obus	2,130,533	(2)	$41,779,752
William J. Recker	292,922		$5,744,200
William M. Shockley	17,955	(3)	$352,098
Charles A. Vehlow	6,203		$121,641
Frederick Wasserman	17,955		$352,098

(1)	Mr. Kelly is a member of Tinicum Lantern II, L.L.C., the general partner of Tinicum Capital Partners II, L.P. and Tinicum Capital Partners II Parallel Fund, L.P., and, as such, may have an indirect interest in 3,303,373 Company Shares owned by Tinicum Capital Partners II, L.P. and Tinicum Capital Partners II Parallel Fund, L.P., as reported in the Schedule 13D/A filed with the SEC on November 20, 2015. Mr. Kelly disclaims beneficial ownership of the Company Shares owned by Tinicum Capital Partners II, L.P. and Tinicum Capital Partners II Parallel Fund, L.P.

(2)	Based on a Schedule 13D/A filed with the SEC on November 20, 2015, by Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. I., Wynnefield Small Cap Value Offshore Fund, Ltd., Nelson Obus, Joshua Landes, Wynnefield Capital Management, LLC, and Wynnefield Capital, Inc., (a) Wynnefield Capital Management, LLC reported that it holds an indirect beneficial interest in 1,565,688 Company Shares that are directly beneficially owned by Wynnefield Partners Small Cap Value, L.P. I and Wynnefield Partners Small Cap Value, L.P. and (b) Wynnefield Capital, Inc. reported that it holds an indirect beneficial interest in the 552,223 Company Shares that are directly beneficially owned by Wynnefield Small Cap Value Offshore Fund, Ltd. Nelson Obus and Joshua Landes are the control persons of each of these entities.

(3)	Mr. Shockley is a member of Tinicum Lantern II, L.L.C., the general partner of Tinicum Capital Partners II, L.P. and Tinicum Capital Partners II Parallel Fund, L.P., and, as such, may have an indirect interest in 3,303,373 Company Shares owned by Tinicum Capital Partners II, L.P. and Tinicum Capital Partners II Parallel Fund, L.P., as reported in the Schedule 13D/A filed with the SEC on November 20, 2015. Mr. Shockley disclaims beneficial ownership of the Company Shares owned by Tinicum Capital Partners II, L.P. and Tinicum Capital Partners II Parallel Fund, L.P.

Merger Agreement

Effect of the Merger on Equity-Based Awards

Company Options. Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each outstanding Company Option, whether vested or unvested, will be canceled and converted into the right to receive an amount in cash, if any, without interest and less the amount of any applicable tax withholdings, equal to the product of (A) the aggregate number of Company Shares subject to such Company Option (assuming full vesting of such Company Option), multiplied by (B) the excess, if any, of (1) the Offer Price over (2) the exercise price per share of such Company Option. To the extent that the exercise price per share of any Company Option is equal to or greater than the Offer Price, such Company Option will be cancelled without any cash payment being made in respect thereof. Payments for any Company Option will be made as promptly as reasonably practicable, and in any event no later than three business days, after the Effective Time. The Company has agreed to use reasonable best efforts to seek to have Company Option holders execute cancellation agreements providing for the cancellation of Company Options in exchange for the consideration described above.

The table below sets forth information regarding the Company Options held by each of the Company’s executive officers and directors as of the close of business on December 2, 2015, the last business day prior to the date of this Schedule 14D-9.

Name	Number of Vested Stock Options	Value of Vested Stock Options	Number of Unvested Stock Options	Value of Unvested Stock Options	Total Value of Vested and Unvested Stock Options
Executive Officers
Brad Pedersen	400,000	$4,604,000	—	$—	$4,604,000
Serge Dupuis	110,000	$775,000	130,000	$959,000	$1,734,000
Mark M. McMillin	12,500	$71,750	37,500	$215,250	$287,000
Non-Employee Directors
William T. Crosby	—	$—	—	$—	$—
Robert J. Kelly	—	$—	—	$—	$—
Nelson Obus	—	$—	—	$—	$—
William J. Recker	—	$—	—	$—	$—
William M. Shockley	—	$—	—	$—	$—
Charles A. Vehlow	—	$—	—	$—	$—
Frederick Wasserman	—	$—	—	$—	$—

Company Restricted Shares. Pursuant to the Merger Agreement, at the Effective Time, each Company Restricted Share will be canceled and converted into the right to receive an amount in cash equal to the Offer Price, without interest and less any applicable withholding taxes. Payments for each Company Restricted Share will be made as promptly as reasonably practicable, and in any event no later than three business days, after the Effective Time.

The table below sets forth information regarding the Company Restricted Shares held by each of the Company’s executive officers and directors as of the close of business on December 2, 2015, the last business day prior to the date of this Schedule 14D-9.

Name	Number Held	Value
Executive Officers
Brad Pedersen	9,191	$180,236
Serge Dupuis	1,787	$35,043
Mark M. McMillin	—	$—
Non-Employee Directors
William T. Crosby	2,146	$42,083
Robert J. Kelly	2,146	$42,083
Nelson Obus	2,146	$42,083
William J. Recker	26,869	$526,901
William M. Shockley	14,959	$293,346
Charles A. Vehlow	2,146	$42,083
Frederick Wasserman	12,384	$242,850

Continuing Employees

The Merger Agreement provides that, during the period commencing on the Effective Time and ending on December 31, 2016 (or if earlier, the date of the employee’s termination of employment with Parent or any of its subsidiaries), each employee of the Company (each a “Continuing Employee”) who remains employed with the Company after the date of the closing of the Merger (the “Closing Date”), will receive (i) not less than the base salary provided by the Company on November 18, 2015 (the date of the Merger Agreement) and (ii) health and welfare benefits (but not cash or equity incentive compensation) that are, in the aggregate, comparable to the employee and welfare benefits (A) provided by the Company on November 18, 2015 or (B) provided by Parent and its subsidiaries to its similarly situated employees on November 18, 2015. The health and welfare benefits provided to Continuing Employees subject to a collective bargaining agreement shall be subject to the terms of that agreement or any amendment thereof.

The Merger Agreement further provides that to the extent that certain employee benefit plans (excluding any defined benefit pension plans and any equity compensation arrangements) are maintained by Parent or any of its subsidiaries (each a “Parent Benefit Plan”) in which any Continuing Employee will participate as of the Effective Time, Parent shall ensure that all service of the Continuing Employees with the Company or any of its subsidiaries is recognized under such Parent Benefit Plan, as if such service were with Parent, for all purposes of such plans (including, but not limited to, eligibility, vesting and level of benefits). Service will not be recognized to the extent that (i) such recognition would result in a duplication of benefits or (ii) such service was not recognized under the corresponding plan maintained by the Company prior to the Effective Time.

The Merger Agreement further provides that Parent will use its reasonable best efforts to ensure that any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any Parent Benefit Plan in which the Continuing Employees (and their eligible dependents) are eligible to participate are waived, except where such limitations, exclusions, requirements and waiting periods would not have been satisfied or waived under the comparable plan of the Company. If a Continuing Employee commences participation in any health benefit plan of Parent or any of its subsidiaries after the beginning of a calendar year, Parent shall cause such plan to recognize the dollar amount of all co-payments, deductibles and similar expenses incurred by such Continuing Employee (and his or her eligible dependents) during the year of commencement for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans. In addition, if the Company has accrued incentive compensation for the fiscal year ending March 31, 2016, eligible Continuing Employees will continue to be eligible to receive payment of such incentive compensation under the applicable plan (or a pro rata portion thereof where such Continuing Employee’s employment is terminated without cause prior to the payment of such incentive compensation) in accordance with the terms thereof in effect as of the Effective Time.

Other Compensatory Arrangements with Executive Officers and Directors

On November 13, 2015, the Compensation Committee of the Company Board approved a transaction-related bonus for Mr. McMillin in the amount of $100,000, contingent on consummation of the Offer and the Merger.

Please also see the description of certain severance payments and benefits below in Item 8 under the heading “Additional Information—Named Executive Officer Golden Parachute Compensation.”

Director and Officer Indemnification and Insurance

The Company’s certificate of incorporation contains certain provisions permitted under the DGCL relating to the liability of the Company’s directors. These provisions eliminate the Company’s directors’ personal liability to the Company or its stockholders for monetary damages resulting from a breach of fiduciary duty to the extent permitted by DGCL. The Company’s bylaws also contain provisions that require the Company to indemnify any current or former director or officer, and allow the Company to indemnify any current or former employee or agent of the Company, to the maximum extent permitted by applicable law. The Company’s bylaws also require the Company to advance expenses to any indemnifiable party for expenses incurred in defending any proceeding to the extent permitted by applicable law.

Pursuant to authorization by the Company Board, the Company has entered into indemnification agreements (“Indemnification Agreements”) with each of its directors that provide, among other things, that the Company will indemnify the directors (the “Indemnitee”) to the fullest extent permitted by law (subject to certain exceptions and exclusions) for all actual and reasonably incurred expenses, judgments, penalties, fines and settlement amounts, if the Indemnitee is or was a party to or is threatened to be made a party to any proceeding by reason of the Indemnitee’s official capacity as a director, agent or fiduciary of the Company, or as a director, officer, employee, agent or fiduciary of the Company or any other corporation or other enterprise that the Indemnitee is or was serving at the express written consent of the Company as a director, officer, employee, agent or fiduciary; provided that the Indemnitee acted in good faith and in a manner Indemnitee reasonably believed to be in or not opposed to the best interests of the Company, and Indemnitee will not be indemnified for such expenses for which Indemnitee is liable under applicable law.

In addition, and subject to certain limitations, the Indemnification Agreements provide for the advancement of expenses incurred by or on behalf of an Indemnitee in connection with any proceeding within 30 days of request, and the reimbursement to the Company of the amounts advanced to the extent that it is ultimately determined that the Indemnitee is not entitled to be indemnified by the Company. The Indemnification Agreements do not exclude any other rights to indemnification or advancement of expenses to which the Indemnitee may be entitled.

The foregoing summary of the Indemnification Agreements is qualified in its entirety by reference to the Indemnification Agreements, the form of which is filed as Exhibit (e)(5) hereto, and is incorporated herein by reference.

The Merger Agreement provides for indemnification and insurance rights in favor of the Company’s current and former directors, officers, employees and agents (the “Indemnified Persons”). Specifically, Parent and the Surviving Corporation as of the date on which Purchaser irrevocably accepts for purchase and pays for all Company Shares tendered and not withdrawn, have agreed to fulfill and honor in all respects the obligations of the Company under (i) the indemnification agreements between the Company and the Indemnified Persons and (ii) the indemnification, expense advancement and exculpation provisions under the Company’s certificate of incorporation or bylaws in effect on the date of the Merger Agreement. Furthermore, from and after the Effective Time, Parent and the Surviving Corporation as of the Effective Time will ensure that, for a period of six years after the Effective Time, the certificate of incorporation or bylaws of the Surviving Corporation contain provisions with respect to exculpation, indemnification and expense advancement that are no less favorable than those provisions in the certificate of incorporation or bylaws of the Company, in effect as of the date of the Merger Agreement.

From and after the Effective Time, Parent and the Surviving Corporation have agreed to maintain in effect, for the benefit of the Company’s current and former directors and officers, for a period of six years after the Effective Time, in respect of acts or omissions occurring prior to or at the Effective Time, the existing policies of directors’ and officers’ liability insurance maintained by the Company as of the date of the Merger Agreement (“Current Company D&O Insurance”) or a substitute policy or policies of comparable or better coverage with respect to amount, the absence of exclusions and other terms and conditions than those of the Current Company D&O Insurance; however, the Surviving Corporation will not be obligated to pay annual premiums for such insurance policies in excess of 300% of the last annual premium paid by the Company for the Current Company D&O Insurance. Prior to the Effective Time, the Company may purchase a six-year substitute or “tail” policy that is acceptable to, and purchased through a source designate or approved by, Parent.

Item 4. The Solicitation or Recommendation

Recommendation of the Company Board

On November 18, 2015, the Company Board unanimously (1) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable and fair to, and in the best interests of, the Company and its stockholders, (2) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (3) recommended that the Company stockholders accept the Offer and tender their Company Shares to Purchaser in the Offer.

Accordingly, for the reasons described in more detail below, the Company Board unanimously recommends that the Company stockholders accept the Offer and tender their Company Shares in the Offer.

Background and Reasons for the Company Board’s Recommendation

Background of the Offer

The Company Board and senior management team regularly review the Company’s operations, financial performance and industry conditions as they may affect the Company’s long-term strategic goals and plans. This process includes, among other things, the evaluation of potential strategic alternatives available to enhance value to the Company’s stockholders.

In March 2011, the Company Board and senior management team, along with its selected financial and legal advisors, initiated a process of exploring strategic alternatives to enhance stockholder value, including the sale of the entire Company. As part of that process, the Company Board and senior management team contacted a number of industry participants to gauge their interest in undertaking a strategic transaction involving the Company. However, in May 2011, after holding initial discussions with 17 potential industry counterparties, including Parent, for a variety of reasons, including the views of a significant majority of the counterparties, including Parent, regarding the nature and scope of the Company’s contingent environmental liabilities, each of the potential counterparties informed the Company that they were not willing to pursue an acquisition of the Company.

On September 10, 2013, Bernt G. Iversen II, Parent’s Executive Vice President of Mergers and Acquisitions and Business Development, met with William Shockley, a member of the Company Board and an affiliate of Tinicum, the Company’s largest stockholder, to express Parent’s potential interest in acquiring the Company. On January 21, 2014, W. Nicholas Howley, Chairman and Chief Executive Officer of Parent, met with Robert Kelly, the Chairman of the Company Board and an affiliate of Tinicum. Mr. Iversen and Mr. Howley each explained in these meetings that Parent could provide the Company Board with a prompt evaluation of the Company’s business and operations after Parent had a better understanding of the environmental liabilities that were prominently described in the Company’s public filings and after it had the opportunity to review projected financial information. In these meetings, Mr. Shockley and Mr. Kelly each expressed the view that, while they would relay Parent’s interest to the Company Board, the Company was not for sale at such time.

On July 6, 2015, Mr. Howley contacted Mr. Kelly and Mr. Shockley to arrange an in-person meeting for the next day. On July 7, 2015, Mr. Howley indicated to Mr. Kelly and Mr. Shockley that Parent would be willing to engage in discussions regarding a potential acquisition of the Company by Parent. During the meeting, Mr. Howley did not present a specific acquisition proposal and Mr. Kelly and Mr. Shockley noted to Mr. Howley that, while the Company Board had not made any type of determination to explore a strategic transaction involving the Company, they would relay Parent’s interest to the Company Board.

Beginning July 10, 2015 and continuing through the following week, Mr. Iversen had several high level discussions with Mr. Shockley regarding appropriate adjustments to the Company’s reported fiscal year 2015 EBITDA for valuation purposes, including adjustments to eliminate the costs of being public and adjustments for unusual one-time aftermarket sales. During these discussions, Mr. Iversen communicated Parent’s preliminary enterprise valuation of the Company in the range of $130 million to $143 million. Mr. Iversen explained that the high end of this valuation reflected a premium that assumed the Company would deal exclusively with Parent, but there was no agreement regarding exclusivity. On July 30, 2015, Mr. Iversen communicated to Mr. Shockley a narrowed range and an indication of interest to acquire the Company at an enterprise value in the range of $139 million to $143 million. Parent did not communicate a per Company Share price at this time. Mr. Iversen also noted that the proposal was subject to, among other things, Parent receiving access to Company management and non-public information so that it could perform a targeted environmental due diligence review of the Company.

On August 4, 2015, the Company Board met to discuss Parent’s unsolicited interest and to develop a plan for evaluating and potentially engaging with Parent regarding its proposal. Following that meeting and at the Company Board’s direction, on August 5, 2015, Mr. Shockley communicated to Mr. Iversen that, although the value of Parent’s initial proposal was not acceptable, the Company Board was willing to discuss a potential strategic transaction with Parent. However, Mr. Shockley relayed to Mr. Iversen the Company Board’s view that, prior to any further discussions regarding value or the Company’s ultimate willingness to engage in a sale transaction, Parent should perform a targeted environmental due diligence review of the Company to evaluate and confirm its overall interest in acquiring, and valuation of, the Company.

On August 12, 2015, the Company Board convened to discuss the development of the Company’s financial forecasts for fiscal years 2016 through 2021 to be undertaken by Company management. At that meeting, Mr. Kelly recommended that the Company Board retain experienced legal counsel to assist the Company Board in its evaluation of Parent’s proposal and suggested the Company Board consider retaining Freshfields Bruckhaus Deringer US LLP (“Freshfields”) to serve in this capacity.

On August 26, 2015, the Company Board convened to discuss its ongoing analysis of Parent’s indication of interest and the need to retain legal counsel and a financial advisor. Representatives of Freshfields attended this meeting and provided the Company Board with an overview of the directors’ fiduciary duties in the context of considering a change of control transaction. Later in the meeting, the Company Board resolved to engage Freshfields as its legal advisor. The Company Board also asked Messrs. Kelly, Shockley, Obus and Wasserman to present a list of potential financial advisors at the Company Board’s next meeting.

The Company and Parent entered into a non-disclosure agreement, dated as of August 29, 2015. Promptly following the execution of the non-disclosure agreement, Parent began its investigation into environmental-related matters related to the Company.

On September 16, 2015, the Company Board convened to discuss various matters, including Parent’s interest in the Company, the progress of Parent’s environmental due diligence and the need to engage experienced financial advisors to advise the Company in relation to Parent’s proposal. Messrs. Kelly, Shockley, Obus and Wasserman informed the Company Board that they had considered a number of potential financial advisors for the Company. However, based on their assessment of a variety of factors, including an absence of conflicts of interest, experience in the aerospace industry and with clients of a similar size and scope of the Company, and familiarity with the Company, they recommended two potential financial advisor candidates (one of them being Harris Williams LLC doing business as Harris Williams & Co. (“HW&Co.”)). At that meeting, representatives of Freshfields again provided the Company Board with an overview of their fiduciary duties in the context of a change of control transaction. The Company Board also discussed with various members of the Company’s senior management team the financial forecasts of the Company’s future results of operations that were developed by the Company’s senior management team. This discussion focused on a detailed reforecast of the Company’s 2016 fiscal year, and included questions from the Company Board related to understanding both the reasons for variation in performance within the year by quarter and the assumptions which supported the revised forecast for the third and fourth quarters of the Company’s 2016 fiscal year. In addition, the Company Board reviewed the material underlying financial and operational assumptions that were being used to develop the longer term financial projections, including discussion of the assumptions required as input for the financial model and the reasonable range of values for the material assumptions, with focus on the potential impact that new products, programs and initiatives could have on the long-term operating performance of the Company.

On September 18, 2015, following discussions with both of the potential financial advisor candidates, the Company engaged HW&Co. to act as the Company’s financial advisor in connection with its consideration of Parent’s proposal.

On September 22, 2015, Brad Pedersen (the Company’s President and Chief Executive Officer), Serge Dupuis (the Company’s Chief Financial Officer and Treasurer) and Mark McMillin (the Company’s General Counsel), together with a representative from Gnarus Advisors LLC, the Company’s environmental consultant, met with representatives of Parent.

On September 30, 2015, Mr. Iversen called Mr. Shockley to inform him that Parent had completed its environmental due diligence of the Company. Mr. Iversen relayed to Mr. Shockley that, based on its analysis, while Parent did not dispute that the amount of the accrual related to the Company’s contingent environmental liabilities that was reflected on the Company’s most recent balance sheet was in compliance with applicable accounting standards, it was concerned that the ultimate cash outlay required to remediate such liabilities would exceed the Company’s then-current accrual and, as a result, Parent was reducing the value of its non-binding proposal by $8 million.

Between October 2, 2015 and October 6, 2015, at the Company Board’s direction, representatives of HW&Co. communicated to Parent the Company Board’s belief that Parent’s view regarding the Company’s value was not fully informed and therefore did not reflect the true value of the Company. HW&Co. suggested to Parent that, prior to any further discussion on value, Parent should meet with the Company’s senior management team to receive a detailed overview of (a) the Company’s business and operations, (b) the Company’s potential strategic fit with Parent, (c) the Company’s adjusted historical and projected financial performance, and (d) any potential synergies that may result from a strategic transaction involving Parent and the Company.

On October 5, 2015, the Company Board convened to provide the directors with an update of the current status of the Company’s discussions with Parent. After a thorough discussion, the Company Board concluded to continue discussions with Parent regarding its proposal based on the fact that (1) Parent continued

to remain interested in a potential acquisition of the Company, and (2) a potential acquisition of the Company by Parent would likely create a meaningful amount of synergies, some unique to Parent, which, in turn, could potentially translate into an increase in the purchase price that Parent would be willing to offer to the Company’s stockholders.

On October 9, 2015, the Company Board convened to discuss with the Company’s senior management team the financial forecasts of the Company’s future results of operations for fiscal years 2016 through 2021, including a thorough review of each of the material underlying financial and operational assumptions that were used to develop the projections. Following that discussion, the Company Board agreed to provide a summary of the financial forecasts to Parent.

On October 15, 2015, members of the senior management team from the Company and Parent met to discuss a number of topics, including (a) the Company’s business and operations, (b) the Company’s potential strategic fit with Parent, (c) the Company’s adjusted historical and projected financial performance, and (d) any potential synergies that may result from a strategic transaction involving Parent and the Company.

On October 19, 2015, Parent provided HW&Co. with an updated non-binding proposal under which it offered to acquire the Company at a value equal to $160 million (valued on a cash and debt free basis). Parent did not communicate a per Company Share price at this time.

On October 27, 2015, the Company Board convened and representatives from HW&Co. presented to the Company Board an update on discussions it had held with Parent and its assessment of Parent’s revised proposal. HW&Co.’s presentation noted that, among other things (a) the combination of Parent and the Company appeared to be a natural strategic fit, (b) the Company Shares, which were generally thinly traded on the NYSE MKT, had historically traded at prices that were significantly below the per share price of the Company Shares as of the date of HW&Co.’s presentation and (c) Parent appeared willing to proceed with negotiations despite its continued position that the Company may potentially have to expend amounts significantly in excess of the current accrual to remediate the Company’s contingent environmental liabilities. Representatives of Freshfields then discussed the nature of the Company Board’s fiduciary duties in the context of a contemplated change of control. Following this meeting, the Company Board authorized HW&Co. to negotiate with Parent a potential per-share offer price. The Company Board also instructed Freshfields, with the assistance of the Company’s senior management, to begin preparing a draft merger agreement that could potentially be provided to Parent.

On October 28, 2015, at the direction of the Company Board, HW&Co. communicated to Mr. Iversen that the Company was rejecting Parent’s revised proposal.

On October 29, 2015, Parent presented HW&Co. with a revised non-binding proposal in which it proposed to acquire the Company at a value equal to $175 million (valued on a cash and debt free basis). Parent noted that, among other things, its proposal was subject to further confirmatory due diligence. HW&Co, on behalf of the Company Board, indicated that Parent’s proposed value was sufficient to support continued discussions between the parties regarding a potential strategic transaction and agreed with Parent that cash expected to be on hand at the closing of a transaction and the expected tax benefits from the exercise or deemed exercise of options would be factors in determining the per Company Share price. Parent and HW&Co., on behalf of the Company Board, agreed that any future discussions regarding valuation would be on a price per Company Share basis.

During the period between November 2, 2015 and November 13, 2015, Parent conducted certain due diligence including with respect to developing its view on the appropriate per-share offer price.

On November 10, 2015, at the direction of the Company, HW&Co. delivered a draft of the merger agreement to Parent’s external legal counsel, Baker & Hostetler LLP (“B&H”), which had been prepared by Freshfields, at the direction of and with input from the Company Board and the Company’s senior management team.

On November 13, 2015 Parent provided the Company with a revised non-binding proposal in which it proposed to acquire the Company at an all-cash offer price of $19.45 per Company Share. Parent noted that the per Company Share value was based on an enterprise value of $175 million plus the expected cash that would be available to Parent upon closing of an acquisition and its view of the expected value of tax benefits from the exercise or deemed exercise of stock options.

On November 14, 2015 the Company Board, after discussion with the Company’s senior management team and HW&Co., rejected Parent’s latest proposal and communicated a willingness to enter into a strategic transaction at an all-cash price of $19.98 per Company Share. Later that day, B&H provided Freshfields with a revised draft of the merger agreement, which substantially accepted the terms of the “go shop” provision that had been proposed in the Company’s initial draft. In addition, B&H provided Freshfields with an initial draft of a tender and support agreement, which Parent requested be entered into by Parent and each of Tinicum and Wynnefield, the Company’s two largest stockholders.

On November 15, 2015, the Company Board met with members of Company’s senior management team and representatives of Freshfields and HW&Co. to discuss the status of negotiations with Parent and the terms of the revised draft of the merger agreement and the initial draft of the tender and support agreements, including Parent’s proposal (a) to increase the size of the termination fee payable under the merger agreement during the proposed 40-day go shop period from 1% to 3.5% of the transaction value and the termination fee payable at all other times from 2% to 4.5% of the transaction value and (b) of the circumstances under which the tender and support agreements could be terminated by Tinicum and Wynnefield. Also, on November 15, 2015, Mr. Iversen advised representatives of HW&Co. that Parent would increase its price per Company Share to $19.61 as its best and final offer.

On November 16, 2015, representatives of the Company and Parent indicated a willingness to pursue a strategic transaction at a per Company Share price of $19.61, subject to the parties agreeing on other material terms and approval by the Company Board. Later that day, Freshfields provided revised drafts of the merger agreement and form of tender and support agreement to B&H, each of which reflected input from the Company Board and the Company’s senior management team. Freshfields also provided copies of these documents to Kane Kessler, P.C. (“Kane Kessler”), legal counsel to Wynnefield. The revised draft of the merger agreement included, among other things, a reduced termination fee during the proposed 40-day go shop period from Parent’s proposed 3.5% to 1.5% of the transaction value and a reduced termination fee payable at all other times from Parent’s proposed 4.5% to 2.5% of the transaction value. The provided draft of the form tender and support agreement was revised to, among other things, provide Tinicum and Wynnefield with the right to terminate such agreements upon (a) any termination of the merger agreement in accordance with its terms or (b) upon the Company Board withdrawing or adversely modifying, in accordance with the terms of the merger agreement, its recommendation to the Company’s stockholders in favor of Parent’s offer.

Over the course of November 16, 2015 through November 18, 2015, Freshfields and B&H, as well as representatives of the Company and Parent, completed their due diligence and continued to negotiate the terms of the merger agreement and the form of tender and support agreement including, among other things, (1) the terms and scope of the “go shop” and “no shop” provisions, (2) the circumstances under which the merger agreement and support and tender agreements could be terminated, (3) the amount of the termination fee and the circumstances under which such fee would be payable by the Company, (4) the conditions to completion of the transactions contemplated by the merger agreement, and (5) terms and scope of the representations and warranties and interim operating and other pre-closing covenants of the Company. With respect to the terms of the form of tender and support agreement, Kane Kessler also participated in these discussions.

During the evening of November 18, 2015, the Company Board met to consider the proposed acquisition of the Company by Parent. Representatives of Freshfields reviewed with the Company Board its fiduciary duties and then described to the Company Board the principal terms of the proposed merger agreement and the tender and support agreements. HW&Co. reviewed with the Company Board its financial analysis performed in connection with the proposed transaction and delivered to the Company Board an oral opinion (confirmed by delivery of a written opinion dated November 18, 2015), to the effect that, as of that date and based upon and subject to the factors and assumptions set forth in its written opinion, the $19.61 per Company Share consideration to be received in the proposed transaction by holders of Company Shares (other than Company Shares held by the Company, Parent, Purchaser or any wholly owned subsidiary of Parent or of the Company or held by Company stockholders who are entitled to demand, and who properly demand, appraisal rights under Delaware law) was fair, from a financial point of view, to such holders. After considering the foregoing and the proposed terms of the merger agreement and the tender and support agreements, and taking into consideration the factors described under “—Reasons for the Recommendation of the Company Board,” the Company Board unanimously (1) determined that the transactions contemplated by the merger agreement are advisable and fair to, and in the best interests of, the Company and its stockholders, (2) approved and declared advisable the merger agreement and the transactions contemplated thereby, and (3) recommended that Company stockholders accept Parent’s offer and tender their shares to Parent in the Offer.

Following such approval, Parent and the Company executed the Merger Agreement and Parent and each of Tinicum and Wynnefield executed the Support Agreements.

Prior to the open of U.S. stock markets on November 19, 2015, the Company and Parent issued a joint press release announcing the execution of the Merger Agreement.

The Merger Agreement provides that after the execution and delivery of the Merger Agreement and until 11:59 p.m. (New York City time) on December 28, 2015 (the “go shop period”), the Company and its representatives are permitted to solicit, initiate, encourage and participate in discussions or negotiations for the making of alternative acquisition proposals, including by providing non-public information to third parties in respect of alternative acquisition proposals.

From November 19, 2015 through the date of this Schedule 14D-9, representatives of HW&Co. have contacted 18 potential strategic and financial buyers. The Company and HW&Co. continue to engage in conversations with other potential strategic and financial parties that may have an interest in acquiring the Company. As of the date of this Schedule 14D-9, the Company has executed non-disclosure agreements with one potential buyer, which has received confidential information from the Company. As of the date of this Schedule 14D-9, the Company has not received any alternative proposals from any potential buyer.

On December 3, 2015, Purchaser commenced the Offer.

Reasons for the Recommendation of the Company Board

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, the Company Board consulted with the Company’s senior management team and outside legal counsel and financial advisors and considered and analyzed a range of factors. In the course of reaching its determination to approve the terms of the Merger Agreement, the Offer and the Merger and to recommend that the Company stockholders accept the Offer and tender their Company Shares in the Offer, the Company Board considered numerous factors, including the following material factors and benefits, each of which the Company Board believed supported its unanimous determination and recommendation:

•

The Company’s Prospects as an Independent Company. The Company Board concluded that the value that would be realized by stockholders of the Company in the Offer and the Merger was likely to be greater than could reasonably be expected to be realized by stockholders of the Company if the Company were to continue as an independent publicly traded company. In so doing, the Company Board considered the Company’s business, financial position, results of operations and prospects, including management’s forecasts of future results of operations, and weighed the possible opportunities and risks presented in respect of management’s forecasts in connection with this analysis.

The Company Board also considered, among other things, (a) the highly competitive nature of the Company’s business, (b) the rapidly changing nature of the industry in which the Company operates, (c) the Company’s size and the greater financial and other resources that certain of the Company’s competitors have, (d) the Company’s ability to compete for talent against larger or faster-growing companies, (e) analyses of recent historical operating results and non-recurring items therein, (f) projections of the Company’s future financial performance, which reveal a dependence on revenue growth from products which remain under development and the successful execution of new product development programs, (g) the nature and scope of the Company’s contingent environmental liabilities, including the potential for such contingent liabilities to become actual liabilities that require cash outlays by the Company to remediate, and (h) the opportunity for the Company, and its ability, to invest cash at high rates of return.

•	Relationship of Offer Price to Historical Share Prices. The Company Board considered the relationship of the Offer Price to the historical market prices of the Company Shares, and expectations regarding expected trading prices if the Company remained an independent publicly traded company. The Company Board considered that the Offer Price of $19.61 per Company Share, even though it represents a discount of 6.6% to the closing price per Company Share on November 18, 2015, the last trading day prior to the execution of the Merger Agreement, represents a premium of (a) 31.1% compared to the volume weighted average sales price of $14.96 per Company Share over the six-month period ended November 18, 2015 and (b) 43.2% compared to the volume weighted average sales price of $13.69 per Company Share over the one-year period ended November 18, 2015.

•	Financial Analyses and Harris Williams Fairness Opinion. The Company Board considered the various financial analyses presented by HW&Co., as well as the oral opinion of HW&Co. (which was subsequently confirmed in writing) to the effect that, as of November 18, 2015 and based upon and subject to the factors and assumptions set forth in its written opinion, the $19.61 in cash per Company Share to be paid to the holders (other than Company Shares held by the Company, Parent, Purchaser or any wholly owned subsidiary of Parent or of the Company or held by Company stockholders who are entitled to demand, and who properly demand, appraisal rights under Delaware law) of Company Shares pursuant to the Merger Agreement was fair, from a financial view, to such holders (see “—Opinion of the Company’s Financial Advisor” below in this Item 4). The full text of HW&Co.’s written opinion, dated November 18, 2015, is attached as Annex I to this Schedule 14D-9.

•	Strategic Alternatives. The Company Board concluded that the Offer Price of $19.61 per Company Share was more favorable to the Company stockholders than the potential value that could reasonably be expected to result from other alternatives reasonably available to the Company, including, but not limited to, a transaction with a different buyer or the continued operation of the Company on a stand-alone basis in light of a number of factors described above, including the risks and uncertainty associated with those alternatives.

•	Negotiations with Parent. The Company Board concluded that, as a result of the negotiations between the Company and Parent, the Offer Price of $19.61 per Company Share was the highest price per Company Share that Parent was willing to pay at the time of those negotiations, and that the combination of (a) Parent’s willingness to engage in a strategic transaction with the Company despite its view that the Company may potentially have to expend amounts significantly in excess of the current accrual to remediate its contingent environmental liabilities, (b) Parent’s agreement to pay that price and (c) the go shop process described below and in the Offer to Purchase in Section 12 under the heading “The Merger Agreement – Acquisition Proposals” would result in a sale of the Company at the highest price per Company Share that was reasonably attainable.

•

Timing and Likelihood of Completion. The Company Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, including the structure of the transaction as a cash tender offer for all outstanding Company Shares, with the anticipated result of allowing stockholders to receive the Offer Price in a relatively short time frame, followed by the

Merger under Section 251(h) of the DGCL which would not require additional stockholder approval and in which stockholders who do not validly exercise appraisal rights will receive the same consideration received by those stockholders who tender their Company Shares in the Offer. The Company Board considered that the potential for closing in a relatively short time frame could also reduce the amount of time during which the Company’s business would be subject to the potential uncertainty of closing and related disruption.

•	Terms of the Merger Agreement. The Company Board believed that, taken as a whole, the provisions of the Merger Agreement were favorable to the Company stockholders. In particular:

•	the Company’s right to solicit offers with respect to alternative acquisition proposals during a forty (40) day go shop period and to continue discussions with certain third parties that make acquisition proposals during the go shop period, and in certain circumstances, longer, following the go shop period;

•	the Company’s right, subject to certain conditions, to respond to and negotiate with respect to certain unsolicited acquisition proposals made after the end of the go shop period and prior to closing of the Merger;

•	the provision of the Merger Agreement allowing the Company to terminate the Merger Agreement, in specified circumstances relating to a superior proposal, subject, in specified cases, to payment of a termination fee of $7 million (which amount is reduced to $5 million under specified circumstances relating to the go shop period), which amounts the Company Board believed were reasonable in light of, among other matters, the benefits of the Offer and the Merger to the Company stockholders, the typical size of such termination fees in similar transactions and the likelihood that a fee of such size would not be a meaningful deterrent to alternative acquisition proposals, as more fully described in the Offer to Purchase in Section 12 under the heading “The Merger Agreement – Expenses”;

•	the provision of the Merger Agreement allowing the Company Board to withdraw its recommendation of the Merger upon the occurrence after the date of the Merger Agreement of certain intervening events that were not known or reasonably foreseeable to the Company Board at or prior to the execution of the Merger Agreement;

•	the fact that Parent’s obligations to purchase Company Shares in the Offer and to close the Merger are subject to a limited number of conditions, and the Company Board’s belief that the transactions contemplated by the Merger Agreement are reasonably likely to be consummated; and

•	the absence of a financing condition in the Merger Agreement;

•	Business Attributes of Parent. The Company Board considered Parent’s business reputation as a serious and experienced strategic buyer with a track record of creating value through the integration of businesses into its operational model, its experienced and skilled management team and its financial resources, which the Company Board viewed as differentiating characteristics relative to other potential buyers both currently and in the future. The Company Board believed that these factors supported the conclusion that a transaction with Parent could be completed relatively quickly and in an orderly manner.

•	Certainty of Value. The Company Board considered that the consideration to be received by the Company stockholders in the Offer and the Merger will consist entirely of cash, which provides liquidity and certainty of value to stockholders. The Company Board believed this certainty of value was compelling compared to the long-term value creation potential of the Company’s business taking into account the risks of remaining independent, including risks associated with the Company’s contingent environmental liabilities, and pursuing the Company’s current business and financial plans.

•	Support Agreements. The Company Board considered the fact that the Support Agreements, pursuant to which Tinicum and Wynnefield agreed to tender their Company Shares in the Offer on its current terms, can be terminated in the event that, among other things, the Merger Agreement is terminated or the Company Board withdraws or adversely modifies, in accordance with the terms of the Merger Agreement, its recommendation that the Company stockholders accept the Offer and tender their Company Shares to Parent in the Offer.

•	Ability of Stockholders to Determine Whether to Tender. The Company Board considered the fact that the Offer is structured as a tender offer, which can be completed, and the Offer Price can be delivered to stockholders of the Company, on a prompt basis and at such stockholders’ election, reducing the period of uncertainty during the pendency of the transactions contemplated by the Merger Agreement on stockholders and employees. Furthermore, the Company Board considered that the Offer would be followed by a second-step merger in which stockholders who do not tender their Company Shares in the Offer will receive the same cash price payable for the Company Shares in the Offer.

•	Appraisal Rights. The Company Board considered the availability of statutory appraisal rights to the Company stockholders who do not tender their Company Shares in the Offer and otherwise comply with all required procedures for demanding and perfecting their appraisal under Delaware law, including the fact that such stockholders will have the right to demand appraisal and seek payment of the fair value of their Company Shares as determined by the Delaware Court of Chancery. See “Appraisal Rights” beginning on page 27 for further details.

The Company Board also considered a variety of uncertainties, risks and other potentially negative factors in its deliberations concerning the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including the following:

•	No Stockholder Participation in Future Growth or Earnings. The nature of the Offer and the Merger as a cash transaction means that the Company stockholders will not participate in future earnings or growth of the Company and will not benefit from any appreciation in value of the combined company.

•	Risk Associated with Failure to Complete the Offer and Consummate the Merger. The possibility that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, might not be consummated, and the fact that if the Offer and the Merger are not consummated, (i) the Company’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, (ii) the Company will have incurred significant transaction costs, (iii) the Company’s continuing business relationships with customers, suppliers and employees may be adversely affected and (iv) the market’s perceptions of the Company’s prospects could be adversely affected.

•	Interim Restrictions on Business Pending the Completion of the Offer and the Merger. Restrictions on the conduct of the Company’s business due to pre-closing covenants in the Merger Agreement whereby the Company agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, will not take a number of actions related to the conduct of its business without the prior written consent of Parent, which may have a material adverse effect on the Company’s ability to respond to changing market and business conditions in a timely manner or at all.

•	Timing Risks. The amount of time it could take to complete the Offer and the Merger, including the risk that Parent and Purchaser might not receive the necessary regulatory approvals or clearances to complete the Offer or the Merger or that governmental authorities could attempt to condition their approvals or clearances of the Offer or the Merger on one or more of the parties’ compliance with certain terms or conditions which may cause one or more of the Offer conditions not to be satisfied.

•	Effects of Transaction Announcement. The effect of the public announcement of the Merger Agreement, including effects on the Company’s ability to attract and retain key personnel, during the pendency of the transactions contemplated by the Merger Agreement, as well as the likelihood of litigation in connection with the Merger.

•	Taxable Consideration. The gains from the consideration to be received by the stockholders in the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes.

•	Potential Conflicts of Interest. The fact that certain of the Company’s officers and directors may have interests in the transactions contemplated by the Merger Agreement that are different from, or in addition to, those of the Company’s other stockholders. See the heading “Arrangements with Current Executive Officers and Directors of the Company” above.

The Company Board believed that, overall, the potential benefits of the Offer and the Merger to the Company stockholders outweighed the risks, uncertainties and other potentially negative factors of the Offer and the Merger.

The foregoing discussion of factors considered by the Company Board is not intended to be exhaustive, but includes the material factors considered by the Company Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Company Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, it is possible that individual members of the Company Board may have given different weight to different factors.

Certain Projections

The Company does not, as a matter of course, publicly disclose forecasts or projections as to its anticipated financial position or results of operations. However, in connection with the transaction, the Company’s management prepared certain forward-looking financial information relating to the Company for fiscal years 2016 through 2021 (the “Forecasts”). The Forecasts were reviewed by the Company Board and were provided to Parent and were utilized by HW&Co., at the direction of the Company, for purposes of the financial analyses it rendered to the Company Board during the process of evaluating the Offer and the Merger and its analyses in connection with its opinion. See “Opinion of the Company’s Financial Advisor” beginning on page 19. The Forecasts are subject to certain assumptions, risks and limitations, as described below. A summary of the Forecasts is set forth below.

The Forecasts were not prepared with a view toward public disclosure, nor were they prepared in accordance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. In addition, the Forecasts were not prepared with the assistance of or reviewed, compiled or examined by independent accountants. The Forecasts do not comply with U.S. generally accepted accounting principles (“GAAP”). The summary of the Forecasts is not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender his, her or its Company Shares in the Offer, but instead because these Forecasts were made available to the Company Board, HW&Co. and Parent. The Forecasts do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and Merger.

Because the Forecasts reflect subjective judgment in many respects, they are susceptible to multiple interpretations and frequent revisions based on actual experience and business developments. The Forecasts also cover multiple years, and such information by its nature becomes less predictive with each succeeding year. The Forecasts constitute forward-looking information and are subject to a wide variety of significant risks and uncertainties that could cause the actual results to differ materially from the projected results, including, but not limited to, the factors described in the section entitled “Risk Factors” in the Company’s annual report on Form 10-K for the year ended March 31, 2015 and in the Company’s other filings with the SEC. For additional information on factors that may cause the Company’s future financial results to materially vary from the projected results summarized below, see the section below entitled “Cautionary Statements Regarding Forward-Looking Information.” Accordingly, there can be no assurance that the projected results summarized below are necessarily indicative of the actual future performance of the Company or that actual results will not differ materially from the projected results summarized below, and the Forecasts cannot be considered a guarantee of future operating results and should not be relied upon as such.

(US$ in millions, Fiscal Year Ended March 31)	2015	LTM 9/30/15	2016	2017	2018	2019	2020	2021
Existing Products	$89.8	$97.9	$97.6	$92.8	$92.9	$89.5	$89.1	$88.0
Products / Platforms Under Development	—	—	—	5.4	9.8	14.8	20.8	28.2

Total Revenue	$89.8	$97.9	$97.6	$98.2	$102.7	$104.3	$109.9	$116.2
Gross Profit	34.9	41.0	38.0	39.3	41.6	44.6	47.9	51.6
Gross Margin %	38.8%	41.9%	39.0%	40.0%	40.5%	42.8%	43.6%	44.4%
Operating Expenses(1)	22.0	20.6	22.0	20.5	20.9	21.6	22.0	22.3

Operating Income (EBIT)	$12.9	$20.4	$16.0	$18.8	$20.7	$23.0	$25.9	$29.3
Depreciation and Amortization	2.0	1.8	1.8	2.1	2.1	2.1	2.1	2.1

Reported EBITDA(2)	$15.0	$22.1	$17.9	$20.8	$22.8	$25.0	$28.0	$31.4
EBITDA Margin %	16.7%	22.6%	18.3%	21.2%	22.2%	24.0%	25.4%	27.0%
Total Non-Recurring Expenses	1.9	1.2	0.7	0.6	0.6	0.6	0.6	0.6

Adjusted EBITDA(3)	$16.9	$23.3	$18.6	$21.4	$23.3	$25.6	$28.5	$31.9

Adjusted EBITDA Margin %	18.8%	23.8%	19.0%	21.8%	22.7%	24.5%	26.0%	27.5%
Net Income	$14.9	$19.7	$10.3	$11.7	$12.9	$14.4	$16.2	$18.4

(1)	Includes approximately $0.5-$0.6 of annual expenses related to (i) estimated annual increases in the amount of the Company’s accrual related to its contingent environmental liabilities, and (ii) estimated annual insurance, consulting fees and other potential expenses related to the Company’s contingent environmental liabilities.
(2)	EBITDA is defined as income excluding interest, taxes, depreciation and amortization. EBITDA is a non-GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flow as a measure of liquidity.
(3)	Adjusted EBITDA is EBITDA excluding non-recurring expenses related to stock-based compensation, non-executive severance, executive transition costs, reversal of environmental provision relating to one site where no further clean up was required, certain project costs, Fed Lab demolition, professional fees, engineering qualification write-offs and certain penalty payments. Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flow as a measure of liquidity.

As previously noted, the development of the Forecasts by the Company’s senior management team was based on a detailed review of a wide variety of factors that could potentially impact the future operational and financial performance of the Company. In their review and discussion of the Forecasts, the Company Board and the Company’s senior management team highlighted aspects of the Company’s performance during the twelve months ended September 30, 2015 (the “9/30 LTM Performance”) that were not necessarily indicative of the potential future financial results of the Company for the remainder of the Company’s 2016 fiscal year and beyond. In particular, the Company Board and the Company’s senior management team noted that the 9/30 LTM Performance was favorably impacted by the exceptionally strong performance of the Company during the first two quarters of its 2016 fiscal year, which was driven by a combination of (i) unusual timing when considering the Company shipped a number of customer orders that either historically have tended to (a) occur more often during the last two quarters of the Company’s fiscal year or (b) ship more often across multiple fiscal years, (ii) product mix when considering the percentage of revenue generated by highly profitable spare products and overhaul and repair services provided to the Company’s aftermarket customers was greater than usual, and (iii) customer mix when considering the percentage of revenue generated by shipments to specific customers whose contracts generate relatively higher levels of profitability. The confluence of the these factors, as illustrated in the table above, convinced both the Company Board and the Company’s senior management team that the Forecasts, and not the 9/30 LTM Performance, was a more meaningful indicator of the Company’s future financial results.

As discussed above under the heading “Background of the Offer”, the Company Board and the Company’s senior management carefully considered the potential impact that new products, programs and initiatives could have on the long-term operating performance of the Company. In the table above, the Company’s senior management defines “Products / Platforms Under Development” as revenue generated by either (i) products still in developmental stages that are not yet fully approved by either the U.S. Federal Aviation Administration (the “FAA”) and/or the customer for flight on the applicable aircraft platform, and/or (ii) products which are fully approved by the FAA and/or the customer, but for which a long-term production contract has not been executed between the Company and the applicable customer. When finalizing and evaluating the Forecasts, the Company Board and the Company’s senior management team balanced the potential growth generated by these products, with a number of other factors, including (a) the Company’s past record of new product development, (b) the Company’s current and prospective engineering capabilities, (c) the potential uncertainty inherent in a new product launch, (d) the inclusion of the Company’s products on rotorcraft platforms that remain in developmental stages, (e) the likelihood of customer acceptance and (f) potential reactions by competitors.

Opinion of the Company’s Financial Advisor

The Company engaged HW&Co. to serve as financial advisor to the Company in connection with the management of a potential sale process. The Company Board selected HW&Co. to serve as its financial advisor based on HW&Co.’s qualifications, expertise, reputation, absence of conflicts of interest, experience in the aerospace industry and with clients of a similar size and scope of the Company, and its knowledge of the Company’s business and affairs. Under a separate agreement, the Company also engaged HW&Co. to render an opinion to the Company Board as to the fairness, from a financial point of view, of the $19.61 per Company Share consideration to be received by holders of Company Shares in the Offer and the Merger. On November 18, 2015, HW&Co. orally communicated to the Company Board, and subsequently delivered to the Company Board in writing, its opinion that based upon financial information, assumptions, limitations and other matters specified therein, as described in greater detail below, that, as of November 18, 2015, the $19.61 per Company Share consideration to be received in the Offer and the Merger by holders of Company Shares (other than Company Shares held by the Company, Parent, Purchaser or any wholly owned subsidiary of Parent or of the Company or held by Company stockholders who are entitled to demand, and who properly demand, appraisal rights under Delaware law) is fair, from a financial point of view, to such holders.

The full text of HW&Co.’s written opinion, dated November 18, 2015, which describes the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, is attached as Annex I and is incorporated herein by reference. The description of HW&Co.’s opinion set forth below is qualified in its entirety by reference to the full text of HW&Co.’s opinion. HW&Co.’s opinion was provided for the information of the Company Board (in its capacity as such) in connection with its evaluation of the per Company Share consideration from a financial point of view and did not address any other aspects or implications of the Offer or the Merger. HW&Co. was not requested to address, and its opinion did not address, the Company’s underlying business decision to pursue the Offer and the Merger. HW&Co. was not asked to consider, and its opinion did not address, the relative merits of the Offer and the Merger as compared to any alternative business strategies that might exist for the Company. In addition, HW&Co. expressed no opinion as to the fairness of the amount or nature of any compensation to be paid to the Company’s officers, directors and employees in connection with the Offer and the Merger relative to the Offer Price to be paid to the Company stockholders. Further, HW&Co.’s opinion was not intended to be, and did not constitute, a recommendation to the Company Board or any shareholder of the Company as to whether to tender their Company Shares in the Offer, or how to vote with respect to the Merger in the event a shareholder vote is required to approve the Merger.

In rendering its opinion, with the Company Board’s consent, HW&Co. relied upon, without independent verification, the accuracy and completeness of all financial and other information used by HW&Co., including information publicly available, or furnished to or otherwise discussed with HW&Co. by the Company, its representatives and its other advisors, including the Forecasts (as described in further detail under the heading “—Certain Projections”). With respect to the Forecasts and other information provided to, or otherwise discussed with HW&Co. by the Company, its representatives and its advisors, HW&Co. assumed, upon advice of the Company, that such forecasts and other information were reasonably prepared on a basis reflecting the best currently available estimates and judgments as to the expected financial performance of the Company and that it was then expected that the Company would perform substantially in accordance with such forecasts and other information. HW&Co. did not make nor was it provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor did HW&Co. make a comprehensive physical inspection of the properties or assets of Company.

Summary of Financial Analyses

The following is a summary of financial analyses performed and the material factors considered by HW&Co. in connection with rendering its opinion, which HW&Co. reviewed with the Company Board along with the assumptions upon which such financial analyses were based. The order in which the financial analyses performed by HW&Co. are described below does not represent the relative importance of those analyses. In arriving at its opinion, HW&Co. did not attribute any particular weight to any one financial analysis or factor but rather made qualitative judgments as to the significance and relevance of each financial analysis and factor. Accordingly, HW&Co.’s analysis must be considered as a whole. Considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the procedures and other factors underlying HW&Co.’s opinion. In addition, based on the assessment by the Company Board and senior management team that operational results of the Company over the trailing twelve month period prior to the execution of the Merger Agreement do not serve as a reliable indicator of the Company’s future operational performance, HW&Co. did not use the Company’s EBITDA for the twelve months ended September 30, 2015 (“9/30 LTM EBITDA”) as an operating metric for ascertaining implied values of the Company in its financial analyses described below. A detailed discussion of the factors influencing the Company Board and the senior management team’s view on the reliability of 9/30 LTM EBITDA as an operating metric is discussed above under the heading “Certain Projections.”

HW&Co. utilized the following widely employed corporate finance valuation methodologies to perform its analysis: (i) comparable public companies analysis, which examines valuation multiples of a selected group of publicly traded companies HW&Co. deemed comparable to the Company, and then applies size and liquidity discounts and a control premium in an effort to account for the effects on valuation of relative size and control of the company; (ii) comparable M&A transaction analysis, which applies valuation multiples from selected M&A transactions involving companies deemed by HW&Co. to be comparable to the Company; (iii) discounted cash flow analysis, which values the Company’s projected future cash flows discounted at a risk-adjusted rate; and (iv) premiums paid analysis, which examines premiums over market prices paid by acquirers in comparable public company change of control transactions.

Selected Public Companies Analysis

HW&Co. selected a group of 13 comparable companies by focusing on the following key characteristics and criteria: (i) aerospace focus; (ii) highly-engineered products; (iii) proprietary products; (iv) both defense and commercial aerospace end-markets; and (v) both OEM and aftermarket exposure. Based on the foregoing criteria, HW&Co. included the below as comparable companies to the Company:

•	Astronics Corporation

•	B/E Aerospace Inc.

•	Cobham plc

•	Elbit Systems Ltd.

•	Esterline Technologies Corp.

•	HEICO Corporation

•	Heroux-Devtek Inc.

•	Meggit plc

•	Moog Inc.

•	Rockwell Collins Inc.

•	TransDigm Group Incorporated

•	Triumph Group, Inc.

•	Zodiac Aerospace

In order to ensure that the inputs used in the analyses were consistent with management’s view of the business as reflected in the Forecasts, HW&Co. derived the comparable public companies’ implied EV / EBITDA and Price / Earnings multiples for the 2015 and 2016 calendar year periods, and applied those implied multiples to the Company’s estimated EBITDA and net income for fiscal years 2016 and 2017, respectively. In doing so, HW&Co. applied (i) the median multiple of the comp group +/- .5x, (ii) a size and liquidity discount of 25%, and (iii) a control premium of 29.8%.

The comparable public companies are substantially larger than the Company, with a median enterprise value for the group of $4.0 billion. HW&Co. analyzed relevant companies that were more closely aligned with the Company’s size but this search did not yield a group of useful size upon which a comparable analysis could be undertaken. Larger publicly traded companies typically command higher valuations than smaller publicly traded companies due to their greater liquidity for investors, access to capital markets and the perception of other strategic benefits associated with greater scale. HW&Co. applied a size and liquidity discount of 25.0% to the implied enterprise value of the Company. In arriving at an appropriate size and liquidity discount for the Company, HW&Co. examined Company-specific characteristics in light of the array of comparable public companies, taking into account academic studies and industry practice. To account for the transaction being a change of control acquisition, HW&Co. applied a control premium of 29.8%, derived from median premium paid to the one-year median stock price for a period of one-month prior to announcement in transactions per HW&Co.’s premiums paid analysis. After accounting for the Company’s cash position and fully diluted shares to derive an implied price per-share, the ranges for each period were averaged to derive a range of implied prices per Company Share.

Implied per share Equity Value Reference Ranges Based on:		Per Company Share Consideration

FY 2016E / FY 2017P Reported EBITDA – Average	FY 2016E / FY 2017P Net Income– Average
$19.38 – $21.18	$16.53 – $17.55	$19.61

The comparable public company analysis produces a valuation range of $16.53–$21.18 per Company Share.

Comparable M&A Transactions Analysis

HW&Co. selected M&A transactions with comparable targets by focusing on the following key characteristics and criteria: (i) aerospace focus; (ii) highly-engineered products; (iii) proprietary products; (iv) both defense and commercial aerospace end-markets; and (v) both OEM and aftermarket exposure. HW&Co. considered only transactions that had publicly available EV / EBITDA multiples.

Date Announced	Target	Acquiror

03/26/15	Sargent Aerospace & Defense Inc.	RBC Bearings Inc.

02/06/15	Exelis Inc.	Harris Corporation

02/03/15	Telair International Gmbh	TransDigm Group Incorporated

09/29/14	Barco Federal Systems, LLC, Barco Electronic Systems Ltd., and Barco Pte Ltd.	Esterline Technologies Corp.

02/03/14	APPH Ltd.	Heroux-Devtek Inc.

09/21/11	Goodrich Corp.	United Technologies Corporation

03/28/11	Vector Aerospace Corporation	Eurocopter Holding S.A.

01/18/11	Pacific Scientific Aerospace	Meggitt PLC

11/17/09	Atlantic Inertial Systems, Inc.	Goodrich Corp.

02/27/09	HR Textron, Inc.	Woodward, Inc.

To ensure that the inputs HW&Co. used in its analyses were consistent with management’s view of the business as reflected in the Forecasts, HW&Co. did not use the Company’s 9/30 LTM EBITDA as an operating metric. HW&Co. applied the median LTM EBITDA multiple of the comparable M&A transaction set to the Company’s Adjusted EBITDA for both fiscal year 2015 and 2016. After accounting for the Company’s cash position and fully diluted shares to derive an implied price per-share, the ranges for each period were averaged to derive a range of implied prices per Company Share.

Implied per share Equity Value Reference Ranges Based on:	Per Company Share Consideration
FY 2015 / FY 2016E Adjusted EBITDA – Average
$17.31 – $19.00	$19.61

The comparable M&A transaction analysis produces a valuation range of $17.31–$19.00 per Company Share.

Discounted Cash Flow Analysis

HW&Co. performed a discounted cash flow analysis on the Company using the Forecasts. Based on the Forecasts, HW&Co. calculated a range of implied per-share prices based upon the discounted net present value of the sum of the projected stream of unlevered free cash flows for the years ending March 31, 2016 through March 31, 2020 and a projected terminal value at March 31, 2020. For calculating unlevered free cash flows, HW&Co. utilized the Company’s Adjusted EBITDA (which was adjusted from the EBITDA for one-time or non-recurring expenses and is detailed in “Certain Projections” above), removing depreciation and amortization in order to tax-effect the resulting operating income at the Company’s estimated effective tax rate for fiscal year 2016. HW&Co. then added back depreciation and amortization to the after-tax operating income and accounted for the impact on the future cash flows of (i) estimated capital expenditures and (ii) changes in net working capital, both of which were provided by the Company. HW&Co. applied a discount rate of 12.5%

(based on the weighted average cost of capital analysis) and calculated an exit value based on free cash flow perpetuity growth rates from 2.5% to 3.5%. The weighted average cost of capital was calculated as the sum of (i) the market value of equity of the Company’s comparable public company group as a percentage of the total market value of the estimated long-term capital structure of the Company’s comparable public company group multiplied by the Company’s estimated cost of equity (calculated using the capital asset pricing model taking into account the risk-free rate, the Company’s beta, beta of comparable companies and applicable risk premiums), and (ii) the market value of debt of the Company’s comparable public company group as a percentage of the total market value of the estimated long-term capital structure of the Company’s comparable public company group multiplied by the Company’s estimated after-tax market cost of debt.

The discounted cash flow analysis produces a valuation range of $15.02–$17.51 per Company Share.

Premiums Paid Analysis

HW&Co. reviewed the premiums above market prices implied by the purchase prices paid in publicly traded change of control acquisitions based upon the following criteria:

•	Transactions announced during the period November 2012 – November 2015

•	U.S.-listed, publicly-traded targets

•	100% cash consideration

•	Transaction size between $100 million – $1.0 billion

•	Excluding financial services and real estate transactions

Premiums paid were derived by dividing the price paid per-share in the transaction by the target’s stock price on the day prior to the transaction’s announcement, and by the target’s average stock price for the one-, three-, six-, and 12-month periods prior to announcement. HW&Co. then applied these premiums to the Company Share price and average Company Share price for the comparable periods (with each such implied per Company Share price being weighted evenly by HW&Co. when calculating the implied per Company Share range).

Implied per share Equity Value Reference Ranges Based on:	Per Company Share Consideration
Premiums Paid to Company Stock Price
$16.20 – $25.83	$19.61

The premiums paid analysis produces a valuation range of $16.20–$25.83 per Company Share.

Miscellaneous

As part of its investment banking and financial advisory business, HW&Co. issues fairness opinions and is engaged in the valuation of companies and their securities in connection with business reorganizations, private placements, mergers and acquisitions and for other purposes. In the two years prior to the date of its opinion, HW&Co. has not provided any investment banking or other services to the Company, Parent or Purchaser for which it has received any compensation.

HW&Co. and its affiliates may also seek to provide financial advisory and financing services to Parent and its affiliates in the future and would expect to receive fees for the rendering of these services. In the ordinary course of business, affiliates of HW&Co. at any time may hold long or short positions, and may trade or otherwise effect transactions as principal or for the accounts of customers, in debt or equity securities or options on securities of the Company or of Parent. None of the members of the HW&Co. team principally engaged in the transaction own any Company Shares or interests in Parent.

For a description of the terms of HW&Co.’s engagement as the Company’s financial advisor, see the discussion under “Item 5. Persons/Assets Retained, Employed, Compensated or Used” below.

Intent to Tender

To the knowledge of the Company after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered all Company Shares held of record or beneficially owned by such person or entity pursuant to the Offer, although none of them have entered into any agreements obliging them to do so. The foregoing does not include any Company Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. In addition, stockholders of the Company affiliated with Tinicum (with whom Messrs. Kelly and Shockley are affiliated) and Wynnefield (with whom Mr. Obus is affiliated) entered into the Support Agreements, pursuant to which each agreed to tender all of the Company Shares held by such stockholder, as well as any additional Company Shares that such stockholder may acquire (pursuant to the conversion, vesting payment, exercise or exchange of Company Option or otherwise), to Purchaser in the Offer. The Support Agreements do not in any way limit, restrict or otherwise impose any obligation on, any of Messrs. Kelly, Shockley or Obus, or any of the other directors of the Company. See Item 3 above under the heading “Agreements with Purchaser and Parent – Support Agreements.”

Item 5. Persons/Assets Retained, Employed, Compensated or Used

In connection with HW&Co.’s services as the financial advisor to the Company Board, the Company has agreed to pay HW&Co. an aggregate fee of approximately $2.4 million, $250,000 of which was payable upon the rendering of HW&Co.’s opinion and the remainder of which is payable contingent upon consummation of the Transaction. In addition, the Company has agreed to reimburse certain of HW&Co.’s expenses arising, and to indemnify HW&Co. against certain liabilities that may arise, out of HW&Co.’s engagement.

Additional information pertaining to the retention of HW&Co. by the Company in Item 4 under the heading “Background and Reasons for the Company Board’s Recommendation—Opinion of the Company’s Financial Advisor” is hereby incorporated by reference in this Item 5.

Neither the Company, nor any person acting on its behalf, has employed, retained or agreed to compensate any other person or class of persons to make solicitations or recommendations in connection with the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6. Interest in Securities of the Subject Company

No transactions in the Company Shares have been effected during the past 60 days by the Company, or, to the Company’s knowledge after making reasonable inquiry, any of the directors, executive officers, subsidiaries or affiliates of the Company, except for the transactions set forth below:

•	The Stockholders, solely in their respective capacities as stockholders of the Company, entered into the Support Agreements, dated November 18, 2015, with Parent and Purchaser, as described under Item 3 above under the heading “Arrangements with Purchaser and Parent—Support Agreements.”

Item 7. Purposes of the Transaction and Plans or Proposals

Except as indicated in this Schedule 14D-9, (a) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Company’s securities by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company, and (b) there are no transactions, board resolutions or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this paragraph.

Item 8. Additional Information

Named Executive Officer Golden Parachute Compensation

The information set forth in the table below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about certain compensation for each named executive officer that is based on or otherwise relates to the Offer and the Merger.

Please note that the amounts indicated below are estimates based on the material assumptions described in the notes to the table below, which may or may not actually occur. Some of these assumptions are based on information currently available and, as a result, the actual amounts, if any, that may become payable to a named executive officer may differ in material respects from the amounts set forth below. Furthermore, for purposes of calculating such amounts, the Company has assumed:

•	A Closing Date for the Offer and the Merger of December 3, 2015; and

•	With respect to each named executive officer, a contemporaneous qualifying termination of such executive’s employment in which case the executive would be entitled to receive each of the payments and benefits described in further detail below.

Golden Parachute Compensation Table

Name	Cash (1)	Equity (2)	Perquisites/ Benefits (3)	Total
Brad Pedersen	$1,402,331	$4,784,236	$	$6,186,567
Serge Dupuis	$470,693	$1,769,043	$	$2,239,736
Mark McMillin	$390,000	$287,000	$	$677,000

(1)	Amounts in this column represent the aggregate dollar value of the potential cash severance payments payable upon a qualifying termination following completion of the Merger under the employment agreements with Messrs. Pedersen, Dupuis and McMillin, assuming base salaries remain unchanged from their current levels. Such payments consist of an amount equal to one times (two times for Mr. Pedersen) each executive’s annual base salary in effect at the time of termination, an amount equal to the average of the two prior bonus payments made to each executive, and, for Mr. McMillin, his transaction-related bonus. The following table quantifies the base salary severance and bonus component of severance included in the aggregate total reported in this column.

Name	Base Salary Severance	Bonus Component of Severance
Brad Pedersen	$762,200	$640,131
Serge Dupuis	$284,625	$186,068
Mark M. McMillin	$200,000	$190,000

(2)	Represents the value of the accelerated vesting and payment, as applicable, of Company Options and Company Restricted Shares as follows:

•	Mr. Pedersen: (i) $0 for the full accelerated vesting and cash-out of unvested, “in-the-money” Company Options; (ii) $4,604,000 for the cash-out of vested, “in-the-money” Company Options; and (iii) $180,236 for the full accelerated vesting and payment with respect to Company Restricted Shares.

•	Mr. Dupuis: (i) $959,000 for the full accelerated vesting and cash-out of unvested, “in-the-money” Company Options; (ii) $775,000 for the cash-out of vested, “in-the-money” Company Options; and (iii) $35,043 for the full accelerated vesting and payment with respect to Company Restricted Shares.

•	Mr. McMillin: (i) $215,250 for the full accelerated vesting and cash-out of unvested, “in-the-money” Company Options; (ii) $71,750 for the cash-out of vested, “in-the-money” Company Options; and (iii) $0 for the full accelerated vesting and payment with respect to Company Restricted Shares.

Such accelerated vesting and payment will occur solely as a result of the completion of the Merger, without regard to whether there is a corresponding termination of service. Consistent with the requirements of Instruction 1 to Item 402(t)(2) of Regulation S-K, the aggregate values of the equity awards are based on the per share Offer Price of $19.61.

(3)	These amounts include the estimated value of continuation of employee benefits for six months (one year for Mr. Pedersen) following the date of a qualifying termination.

Narrative Disclosure to Named Executive Officer Golden Parachute Compensation Table

On May 22, 2012, the Company entered into an employment agreement with Mr. Pedersen which, among other things, provides for certain payments in connection with termination or a change in control. Mr. Pedersen’s employment agreement provides that if the Company terminates Mr. Pedersen without cause, the Company will pay to Mr. Pedersen an amount equal to his annual base salary in effect at the time of termination, and continue his employee benefits until the earlier of (i) the date on which he obtains subsequent employment, or (ii) the one year anniversary of his termination date. If the Company terminates Mr. Pedersen’s employment, or if Mr. Pedersen resigns for good reason, within the twenty-four month period following a change in control, the Company (or its successor) will pay to Mr. Pedersen an amount equal to two times his annual base salary in effect at the time of termination plus an amount equal to the average of the two prior bonus payments made to Mr. Pedersen, or in the event that Mr. Pedersen has only received one bonus payment, an amount equal to that bonus payment. If the Company terminates Mr. Pedersen for cause, then the Company will have no other compensation obligations other than (i) amounts of compensation accrued through the date of termination and (ii) reimbursement of appropriately documented expenses incurred before the termination. In addition, upon a change in control, the time-based vesting restrictions on the Company Options granted to Mr. Pedersen would immediately accelerate, such that the Mr. Pedersen’s Company Options would remain subject to only the applicable pricing-based thresholds for vesting purposes.

On June 16, 2014 and August 24, 2015, the Company entered into an employment agreement with Mr. Dupuis and Mr. McMillin, respectively, which, among other things, provide for certain payments in connection with termination or a change in control. The employment agreements for Mr. Dupuis and Mr. McMillin provide that if they are terminated by the Company without cause at any time after the first ninety days of employment, then they would be entitled to receive severance pay equal to six month’s base salary, exclusive of bonuses, and the continuation of employee benefits for the same period. In addition, in the event of a change in control and termination or resignation for good reason in connection therewith within 24 months of such change in control, they will be entitled to receive a cash payment equal to one years’ base salary and the average of any bonuses for the prior two years (or one year if they have not received two bonuses). In addition, the vesting of all Company Options and Company Restricted Shares granted would accelerate upon a change in control.

Stockholder Approval Not Required

Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiror holds at least the amount of shares of each class of stock of the acquired corporation that would otherwise be required to approve a merger of the acquired corporation, and the stockholders that did not tender their shares in the tender offer receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the stockholders of the acquired corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL. If the Merger is effected, (i) Company stockholders who do not tender their Company Shares in the Offer will be entitled to appraisal rights under Delaware law, provided that the relevant requirements under Section 262 of the DGCL have been satisfied, including making a timely demand for appraisal rights in accordance with the DGCL, and (ii) Company stockholders who do not validly exercise appraisal rights under Delaware law will receive the same cash consideration for their Company Shares as was payable in the Offer following the consummation of the Merger.

Appraisal Rights

Holders of Company Shares will not have appraisal rights in connection with the Offer. However, if Purchaser purchases Company Shares in the Offer, and the Merger is consummated, holders of Company Shares immediately prior to the Effective Time who (i) did not tender their Company Shares in the Offer, (ii) comply with the procedures under Section 262 of the DGCL, and (iii) do not thereafter withdraw their demand for appraisal of such Company Shares or otherwise lose their appraisal rights will be entitled to have their Company Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of their Company Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger), together with interest, if any, to be paid upon the amount determined to be the fair value. Holders whose Company Shares are tendered pursuant to the Offer will not be entitled to appraisal rights.

The following discussion summarizes appraisal rights of stockholders under the DGCL in connection with the Merger assuming that the Merger is consummated pursuant to Section 251(h) of the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex II. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Company Shares. A person having a beneficial interest in Company Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

Under the DGCL, if the Merger is consummated, holders of Company Shares immediately prior to the Effective Time and who (i) did not tender their Company Shares in the Offer, (ii) comply with the procedures under Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Company Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Company Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value, as determined by such court. The “fair value” as so determined by the court could be greater than, less than or the same as the Offer Price.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Company Shares who wishes to demand appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex II carefully because failure to timely and properly comply with the procedures specified in Section 262 of the DGCL will result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL and the Merger is consummated pursuant to Section 251(h) of the DGCL, such stockholder must do all of the following:

•	within the later of the consummation of the Offer and 20 days after the date of mailing of this Schedule 14D-9 (which date of mailing is December 3, 2015), deliver to the Company at the address indicated below a written demand for appraisal of Company Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder intends thereby to demand appraisal;

•	not tender such stockholder’s Company Shares in the Offer; and

•	continuously hold of record such Company Shares from the date on which the written demand for appraisal is made through the Effective Time.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, Parent will cause the Surviving Corporation to deliver, within 10 days of the Effective Time, an additional notice of the effective date of the Merger to all stockholders of the Company who are entitled to appraisal rights under Section 262 of the DGCL and who have demanded an appraisal of such stockholders’ Company Shares in accordance with Section 262(d)(2) of the DGCL. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets or summarized below) will be deemed to be a waiver or a termination of your appraisal rights.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to Breeze-Eastern Corporation, 35 Melanie Lane, Whippany, New Jersey 07981, Attention: Corporate Secretary. The written demand for appraisal must be executed by or for the record holder of Company Shares and must reasonably inform the Company of the identity of the stockholder of record and that such stockholder intends thereby to demand appraisal of his, her or its Company Shares. If the Company Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Company Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Company Shares held in “street name” who does not also hold the Company Shares of record may not directly make appraisal demands in respect of such Company Shares. The beneficial owner must, in such case, have the holder of record, such as the bank, broker or nominee, submit the required demand in respect of such Company Shares. If Company Shares are held through a brokerage firm, bank or other nominee who in turn holds the Company Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Company Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Company Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial owner of the Company Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Company Shares, which may be a central securities depository nominee if the Company Shares have been so deposited. Stockholders who hold their shares in brokerage accounts or other nominee forms and who wish to exercise appraisal rights should consult with their brokers or other nominees promptly to determine and follow in a timely manner the appropriate procedures for the making of a demand for appraisal by such a nominee.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Company Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Company Shares held for one or more beneficial owners while not exercising such rights with respect to the Company Shares held for other beneficial owners. In such case, the written demand must set forth the number of Company Shares covered by the demand. Where the number of Company Shares is not expressly stated, the demand will be presumed to cover all Company Shares held in the name of the record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, the Surviving Corporation, or any holder of Company Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Company Shares held by all such holders. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Company Shares who had previously delivered to the Company a demand for appraisal of their Company Shares. The Company is under no obligation to and has no present intention to file a petition, and holders should not assume that the Company, as the Surviving Corporation, will file a petition or that it will initiate any negotiations with respect to the fair value of the Company Shares. Accordingly, it is the obligation of the holders of Company Shares to initiate all necessary action to perfect their appraisal rights in respect of the Company Shares within the period prescribed in Section 262 of the DGCL. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Company Shares, a person who is the beneficial owner of Company Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal with the Delaware Court of Chancery with respect to any such Company Shares.

Within 120 days after the Effective Time, any holder of Company Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Company Shares not tendered in the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Company Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the surviving corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Company Shares, a person who is the beneficial owner of Company Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of Company Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Company Shares and with whom agreements as to the value of their Company Shares have not been reached by the Surviving Corporation. If the petition is filed by the Surviving Corporation, the petition must be accompanied by such a Verified List. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The forms of notices by mail and by publication shall be approved by the Delaware Court of Chancery, and the costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with

Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Company Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

Determination of Fair Value

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court of Chancery will determine the fair value of the Company Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Company Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and they reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Company Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any holder of Company Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Company Shares whose name appears on the Verified List and who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Company Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of uncertificated stock, forthwith and, in the case of stock represented by certificates, upon the surrender to the Surviving Corporation of such stockholder’s certificates. The Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

The costs of the proceeding (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable in the circumstances. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Company Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Company Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Company Shares as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Company Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Company Shares will be deemed to have been converted at the Effective Time into the right to receive the consideration payable in connection with the Merger (which is equal to the Offer Price), without interest. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, a stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the consideration payable in connection with the Merger by delivering to the Surviving Corporation a written withdrawal of such stockholder’s demand for appraisal and acceptance of the merger either within 60 days after the effective date of the Merger or thereafter with the written approval of the Surviving Corporation. Notwithstanding the foregoing, no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however, that the limitation set forth in this sentence shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Merger within 60 days after the Effective Time.

If you wish to exercise your appraisal rights, you must NOT tender your Company Shares in the Offer and must comply with the procedures set forth in Section 262 of the DGCL. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the loss or waiver of your appraisal rights.

The foregoing summary of the rights of the Company stockholders to seek appraisal rights under Delaware law is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex II to this Schedule 14D-9.

Anti-Takeover Statutes

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (in general, a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (A) persons who are directors and also officers and (B) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Company Board has approved the Merger Agreement, the Support Agreements, the Offer, the Merger and the other transactions contemplated thereby, as described in this Schedule 14D-9. Neither Parent nor Purchaser, nor any of their “affiliates” or “associates” (as defined in Section 203) is or has been an interested stockholder at any time during the past three years. Therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations other than as described above. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or other business combination between Purchaser or any of its affiliates and the Company, the Company may be required to take such action as to cause such state takeover law to be inapplicable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Company Shares, and Purchaser might be unable to accept for payment or pay for Company Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger.

Regulatory Approvals

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules promulgated thereunder, certain transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”) in Notification and Report Forms provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants “early termination,” or (i) it may be restarted if the acquiring person voluntarily withdraws and re-files its Notification and Report Form, or (ii) it may be extended if the reviewing agency issues a request for additional information and documentary material, in which case the waiting period expires 10 days after the date when the acquiring person has substantially complied with such request. The purchase of Company Shares pursuant to the Offer is subject to such requirements. The Company filed the Premerger Notification and Report Forms with the FTC and the Antitrust Division in connection with the purchase of Company Shares in the Offer and the Merger on November 24, 2015. The required waiting period with respect to the Offer will expire at 11:59 p.m., New York City time, on December 9, 2015 (15 calendar days after such filings), unless earlier terminated by the FTC and the Antitrust Division or extended by a request for additional information and documentary material prior to that time. The Antitrust Division and the FTC assess the legality under the antitrust laws of transactions such as the acquisition of Company Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Company Shares pursuant to the Offer or seeking divestiture of the Company Shares so acquired or divestiture of substantial assets of Parent, Purchaser and/or the Company. Private parties and individual States of the United

States may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

Under the German Act against Restraints of Competition (“ARC”), acquisitions that are subject to merger control may not be consummated unless the German Federal Cartel Office (“FCO”) has cleared the acquisition or the relevant waiting period of one month (first phase) or four months (first and second phase together) have expired after submission of a complete notification and without the FCO having prohibited the transaction. The purchase of Company Shares pursuant to the Offer is subject to such German merger control. Parent filed the merger notification with the FCO on behalf of itself and the Company in connection with the purchase of Company Shares in the Offer and the Merger on November 20, 2015. The waiting period will expire at 11:59 p.m. Central European Time on December 21, 2015, unless earlier terminated by the FCO or unless the review period is extended. The waiting period may be extended into a second phase, expiring at 11:59 p.m. Central European Time on March 21, 2016, and may be further extended if (i) the parties agree to the extension of the review period, (ii) the parties have not fully complied with a request for additional information by the FCO, or (iii) the parties have offered conditions and obligations. The proceedings by the FCO may be restarted if the parties to the transaction voluntarily withdraw the filing and re-file their notification. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust and merger control laws. However, there can be no assurance that (i) a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be or that (ii) a conditional or unconditional clearance under merger control laws, will be granted.

The Company is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency (other than the foregoing filings under the HSR Act, the ARC consents as may be required by federal or state securities laws, and the filing and recordation of the certificate of merger with the Secretary of State of the State of Delaware and such filings with any other governmental authorities to satisfy the applicable laws of states and foreign jurisdictions in which the Company and its subsidiaries are qualified to do business) that would be required for Parent’s or Purchaser’s acquisition or ownership of the Company Shares.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended March 31, 2015 and the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015 filed with the SEC.

Certain Litigation

As of the date of this Schedule 14D-9, the Company is not aware of any pending legal proceeding relating to the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement.

Cautionary Statements Regarding Forward-Looking Information

Certain statements either contained in or incorporated by reference into this Schedule 14D-9, other than just purely historical information, including estimates, projections and statements relating to the Company’s business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions. The Company has identified some of these forward-looking statements with words like “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” or “potential,” the negatives of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this communication include, without limitation, statements regarding the planned completion of the Offer,

Merger and the transactions related thereto. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements, including, but not limited to, risks and uncertainties related to: uncertainties as to the timing of the Offer, the Merger and the transactions related thereto; uncertainties as to the percentage of the Company stockholders tendering their shares in the Offer; the possibility that competing offers or acquisition proposals will be made; uncertainties as to the parties’ abilities to satisfy the conditions to the consummation of the Offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement; the possibility that various closing conditions for the Offer, the Merger and the transactions related thereto may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption caused by the Offer, the Merger or the transactions related thereto making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that stockholder litigation in connection with the Offer, the Merger or the transactions related thereto may result in significant costs of defense, indemnification and liability; legislative and regulatory activity and oversight; and other risks and uncertainties pertaining to the business of the Company, including the risks and uncertainties detailed in the Company’s public periodic filings with the SEC, including the Company’s most recent Annual Report on Form 10K for the fiscal year ended March 31, 2015, Quarterly Reports on Form 10-Q and its subsequently filed SEC reports, each as filed with the SEC, as well as the Offer documents to be filed by Parent in connection with the Offer. The reader is cautioned to not unduly rely on these forward-looking statements. The Company expressly disclaims any intent or obligation to update or revise any forward-looking statement as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this Schedule 14D-9 are qualified in their entirety by this cautionary statement.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement and the Company undertakes no obligation to revise or update this report to reflect events or circumstances after the date hereof, except as required by law.

Item	9. Exhibits

Exhibit No.	Description of Exhibit
(a)(1)(A)	Offer to Purchase, dated December 3, 2015 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO filed with the SEC on December 3, 2015 by Parent and Purchaser (the “Schedule TO”)).

(a)(1)(B)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Summary Newspaper Advertisement as published in the Wall Street Journal on December 3, 2015 (incorporated herein by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(1)(G)	Joint Press Release issued by Parent and the Company, dated November 19, 2015 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 19, 2015).

(a)(2)	Opinion of Harris Williams & Co., dated November 18, 2015 (attached hereto as Annex I).

Exhibit No.	Description of Exhibit

(e)(1)	Agreement and Plan of Merger, dated as of November 18, 2015, by and among Parent, Purchaser and the Company (incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on November 19, 2015) (Pursuant to Item 601(b)(2) of Regulation S-K, the schedules and exhibits to the Agreement and Plan of Merger have been omitted and the Company has agreed to furnish supplementally a copy of any such omitted schedule or exhibit to the SEC upon request.)

(e)(2)	Non-Disclosure Agreement, dated as of August 29, 2015, between the Company and Parent (incorporated herein by reference to Exhibit (d)(4) to the Schedule TO).

(e)(3)	Tender and Support Agreement, dated as of November 18, 2015, by and among Parent, Purchaser, Tinicum Capital Partners II, L.P. and Tinicum Capital Partners II Parallel Fund, L.P. (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on November 19, 2015).

(e)(4)	Tender and Support Agreement, dated as of November 18, 2015, by and among Parent, Purchaser, Wynnefield Partners Small Cap Value, L.P., Wynnefield Small Cap Value Offshore Fund, Ltd. and Wynnefield Partners Small Cap Value, L.P. I (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on November 19, 2015).

(e)(5)	Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2012).

(e)(6)	Form of Stock Option Agreement under the 2006 Long Term Incentive Plan (incorporated by herein reference to Exhibit 10.34 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2007).

(e)(7)	Form of Restricted Stock Award Agreement under the 2006 Long Term Incentive Plan (incorporated herein by reference to Exhibit 10.35 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2007).

(e)(8)	Form of Restricted Stock Award Agreement under the 2006 Long Term Incentive Plan between the Company and the Board of Directors (incorporated herein by reference to Exhibit 10.22 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2011).

(e)(9)	2012 Incentive Compensation Plan (incorporated herein by reference to Appendix C to the Company’s definitive proxy statement for its 2012 annual meeting of stockholders).

(e)(10)	Employment Agreement, effective as of May 22, 2012, between the Company and Brad Pedersen (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the SEC on May 24, 2012).

(e)(11)	Options to purchase Common Stock of the Company, issued to Brad Pedersen on May 22, 2012 (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed with the SEC on May 24, 2012).

(e)(12)	Offer Letter by and between the Company and Serge Dupuis dated June 16, 2014 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on June 17, 2014).

(e)(13)	Amendment to Stock Option Agreement by and between the Company and Serge Dupuis executed and effective July 7, 2014 (incorporated herein by reference to Exhibit 10.2 to the quarterly report on Form 10-Q for the quarter ended June 30, 2014).

(e)(14)	Options to purchase Company Shares, issued to Bradley Alan Repp on August 18, 2014 (incorporated by reference to Item 8.01 to the Company’s Current Report on Form 8-K, filed with the SEC on August 18, 2014).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Breeze-Eastern Corporation

By:	/s/ Serge Dupuis

Name: Serge Dupuis
Title: Chief Financial Officer and Treasurer

Dated: December 3, 2015

ANNEX I

November 18, 2015

To the Company Board of Directors

of Breeze-Eastern Corporation

35 Melanie Lane

Whippany, NJ 07981

Ladies and Gentlemen:

We understand that Breeze-Eastern Corporation, a Delaware corporation (the “Company”), is considering entering into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, Parent Group Incorporated, a Delaware corporation (the “Parent”), and Hook Acquisition Sub Inc., a Delaware corporation and an indirect, wholly owned subsidiary of the Parent (the “Purchaser”), pursuant to which (i) the Purchaser will pay $19.61 in cash, without interest (the “Offer Price”) for each share of common stock, par value $0.01 per share, of the Company (the “Shares”) accepted, and (ii) following the consummation of the Offer, the merger of the Purchaser with and into the Company, with the Company surviving the merger as an indirect, wholly owned subsidiary of Parent (the “Merger”, and together with the Offer, the “Transaction”), pursuant to which each issued and outstanding Share (other than (a) Shares held by the Company, the Parent, the Purchaser or any wholly owned subsidiary of Parent or of the Company and (b) Dissenting Shares (as defined in the Merger Agreement) ((a) and (b), collectively, “Excluded Shares”) will be converted into the right to receive an amount equal to $19.61 in cash, without interest (the $19.61 per Share consideration to be paid in the Tender Offer and the Merger, the “Consideration”).

You have asked our opinion as to the fairness, from a financial point of view, of the Consideration to be paid in the Transaction to holders of Shares (other than Excluded Shares).

In arriving at our opinion we have (i) relied upon certain due diligence performed by us; (ii) reviewed and analyzed, among other things, the Merger Agreement and other transaction documents referred to therein; (iii) held discussions with certain senior officers, directors, and other representatives of the Company concerning the business, operations, and prospects of the Company; (iv) examined certain business and financial information relating to the Company which was provided by Company management, including the Company’s historical and projected earnings, capitalization, and financial condition; (v) analyzed certain financial, stock market, and other publicly available information relating to the business of other companies with operations that are generally comparable to the Company; (vi) considered, to the extent publicly available, the financial terms of certain other recent mergers and acquisitions which were generally comparable to the Transaction; and (vii) considered such other financial, economic, and market criteria, and conducted such other analyses and examinations as we deemed necessary or appropriate to arrive at our opinion.

In rendering our opinion, with your consent we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information used by us, including information publicly available, or furnished to or otherwise discussed with us by the Company, its representatives and its advisors. With respect to financial forecasts and other information provided to or otherwise discussed with us by the Company, its representatives and its advisors, we have assumed, upon advice of the Company, that such forecasts and other information were reasonably prepared on a basis reflecting the best currently available estimates and judgments as to the expected future financial performance of the Company and that the Company will perform substantially in accordance with such forecasts. We have not made nor have we been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we made comprehensive physical inspection of the properties or assets of Company. We were not requested to address, and our opinion does not address, the Company’s underlying business decision to pursue the Transaction. We have not been asked to consider, and our opinion does not address, the relative merits of the Transaction as compared to any alternative business strategies that might exist for the Company. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be paid to the Company’s officers, directors and employees in connection with the Transaction relative to the Consideration to be paid to the holders of Shares (other than Excluded Shares). Our opinion is necessarily based upon financial, stock market, economic, and other conditions and circumstances disclosed to us or as are existing and can be evaluated by us as of the date hereof. We have further assumed that the Transaction will be consummated in accordance with the terms set forth in the Merger Agreement without waiver or amendment.

We have acted as financial advisor to the Company Board of Directors of the Company in connection with the Transaction and will receive a fee for our services that is contingent upon the consummation of the Transaction. We have been paid a separate fee for this opinion that is not contingent upon consummation of the Transaction, but such fee will be credited against the fee that is payable to us if the Transaction is consummated. Additionally, the Company has agreed to indemnify us for certain liabilities and reimburse us for any out-of-pocket expenses associated with analyzing the Transaction and rendering our opinion, subject to certain limitations.

This opinion letter has been approved for issuance by our fairness opinion committee. Our opinion is intended and provided solely for the use of the Company Board of Directors of the Company in its evaluation of the Transaction and for no other purpose. Our opinion is not intended to be and does not constitute a recommendation as to whether any stockholder of the Company should tender Shares in the Offer or how any stockholder of the Company should act on any matters relating to the Transaction or otherwise. Our opinion may not be published or otherwise used or referred to, nor shall any public reference to us be made, in whole or in part, without our prior written consent.

Based upon and subject to the foregoing and based upon such other matters as we consider relevant, our experience as investment bankers, and our work as described above, we are of the opinion that, as of the date hereof, the Consideration is fair, from a financial point of view, to the holders of Shares (other than Excluded Shares).

Sincerely yours,

Harris Williams LLC d/b/a

Harris Williams & Co.

By:	/s/ Jon Nemo
Jon Nemo Managing Director

ANNEX II

SECTION 262 OF THE

DELAWARE GENERAL CORPORATION LAW

RIGHTS OF APPRAISAL

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, §258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.	Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.	Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.	Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with §255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.